Exhibit 99.1

HeadHunter Group PLC Announces Fourth Quarter and Full-Year 2022 Financial Results

MOSCOW, Russia, March 7, 2023 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) announced today its financial results for the fourth quarter and the full year ended December 31, 2022. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

Fourth Quarter 2022 Financial and Operational Highlights

	Three months ended December 31, 2022	Three months ended December 31, 2021			Three months ended December 31, 2022
(in millions of RUB(1) and USD(2))	RUB	RUB	Change(3)		USD(4)
Revenue	4,938	4,525	9.1%		70.2
Russia Segments(6) Revenue	4,579	4,223	8.4%		65.1
Net Income	2,039	1,515	34.5%		29.0
Net Income Margin, %	41.3%	33.5%	7.8	ppts
Adjusted EBITDA(5)	2,594	2,214	17.2%		36.9
Adjusted EBITDA Margin, %(5)	52.5%	48.9%	3.6	ppts
Adjusted Net Income(5)	1,835	1,663	10.3%		26.1
Adjusted Net Income Margin, %(5)	37.2%	36.7%	0.4	ppts

(1)	“RUB” or “₽” denote Russian Ruble throughout this release.
(2)	“USD” or “$” denote U.S. Dollar throughout this release.
(3)	Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.
(4)	Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2022 (RUB 70.3375 to USD 1).
(5)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation from the nearest IFRS measures.
(6)	Includes our “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments revenue.

●	Revenue increased 9.1%, compared to the three months ended December 31, 2021, mostly driven by the increase in average revenue per customer (“ARPC”) across all customers segments due to pricing initiatives. In the fourth quarter of 2022 we saw a positive shift compared to the second and third quarters, as both Key Accounts and Small and Medium Accounts were using our services more actively, driving average consumption up, as well increasing the number of job postings available on our platform.

●	Net income increased 34.5%, compared to the three months ended December 31, 2021, mostly attributable to the net foreign exchange income of ₽469 million on cash deposits in foreign currencies reflecting the depreciation of Russian ruble against the US dollar and the Chinese Yuan in the fourth quarter of 2022.

●	Adjusted EBITDA increased 17.2%, and Adjusted EBITDA Margin increased by 3.6 ppts from 48.9% to 52.5%, compared to the three months ended December 31, 2021, mainly due to different timing of our marketing spend in 2022 in comparison to 2021.

	As of December 31, 2022		As of December 31, 2021			As of December 31, 2022
(in millions of RUB and USD)	RUB		RUB		Change	USD
Net Working Capital(1)	(7,415)		(6,128)		21.0%	(105.4)
Net (Cash)/Debt(1)	(1,777)		1,214		n/m	(25.3)
Net (Cash)/Debt to Adjusted EBITDA Ratio(1)	(0.2	)x	0.1	x

(1)	Net Working Capital, Net (Cash)/Debt and Net (Cash)/Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for calculation of these measures.

●	Net Working Capital as of December 31, 2022 increased by ₽1,287 million or 21% compared to December 31, 2021, primarily due to an increase in customer prepayments of ₽995 million as a result of an increase in sales and anticipation of an increase in list price in the beginning of 2023.

●	Net Cash as of December 31, 2022 was ₽1,777 million, compared to Net Debt as of December 31, 2021 of ₽1,214 million, primarily due to an increase in the cash balance (see “Cash Flows”), partially offset by a decrease in the loans and borrowings as of
December 31, 2022 due to scheduled bank loan repayments.

Full-Year 2022 Financial and Operational Highlights

	Year ended December 31, 2022	Year ended December 31, 2021			Year ended December 31, 2022
(in millions of RUB and USD)	RUB	RUB	Change		USD
Revenue	18,085	15,968	13.3%		257.1
Russia Segments Revenue	16,741	14,810	13.0%		238.0
Net Income	3,691	5,493	(32.8)%		52.5
Net Income Margin, %	20.4%	34.4%	(14.0	) ppts
Adjusted EBITDA(1)	9,162	8,653	5.9%		130.3
Adjusted EBITDA Margin, %(1)	50.7%	54.2%	(3.5	) ppts
Adjusted Net Income(1)	6,011	6,005	0.1%		85.5
Adjusted Net Income Margin, %(1)	33.2%	37.6%	(4.4	) ppts

(1)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation from the nearest IFRS measures.

●	Revenue increased 13.3%, and it was a combined result of the year-on-year revenue growth of 56.7%, 1.1%, 1.1%, and 9.1% in the first, second, third, and fourth quarter of 2022, respectively. Prior to the conflict in Ukraine on February 23, 2022, our revenue demonstrated significant growth, as the ARPC and the number of paying customers increased across all customer segments driven by monetization improvements and high demand for candidates. The increase in the APRC due to pricing initiatives was the major revenue growth contributor throughout 2022, however, in the second and third quarters of 2022, this factor was significantly offset by the decrease in the number of paying customers in our Small and Medium Accounts segment and the decrease in average consumption by our Key Accounts as a result of uncertainty over future economic development. In the fourth quarter of 2022, the negative impact of these factors was noticeably lower, resulting in some recovery of year-on-year revenue growth.

●	Net income decreased by ₽1,802 million, or 32.8%, mostly due to impairment losses of ₽875 million and forex loss of ₽303 million primarily on cash deposits on the back of economic uncertainty and FX rate fluctuations.

●	Adjusted EBITDA increased 5.9%, while Adjusted EBITDA Margin decreased by 3.5 ppts from 54.2% to 50.7%, compared to the year ended December 31, 2021, mainly due to the weaker top-line growth in 2022 amid fragile macro and labor market environments, as well as our continuing initiatives to invest in long-term growth.

Recent Acquisitions and Investments

On December 16, 2022, we acquired a 25% stake in “Edstein” LLC in exchange for a cash-in investment. Edstein is an early-stage modern learning management system catered to enterprise clients. Edstein will closely collaborate with Skillaz to expedite its strategy of expansion into Human Capital Management.

Other Recent Developments

In January 2023, we announced the appointment of Dmitry Sergienkov as Chief Executive Officer of the Company. Mikhail Zhukov, who has led HeadHunter from 2008 to 2023, moves to the position of President of the Company and will keep his seat on the Board of Directors. These changes to HeadHunter's senior management team took effect on March 1, 2023.

Also in January 2023, we announced that Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, completed a sale of a 22.68% stake in HeadHunter to Kismet group. On January 10, 2023, Highworld Investments Limited appointed Svetlana Ushakova and Sergey Arseniev to serve on the Board as non-executive directors.

Financial and Corporate Outlook

Given the high uncertainty concerning future geopolitical developments and the macro environment, our visibility over the short- and medium-term is limited and we remain unable to provide any forward-looking outlook at this stage.

Adversity in the macro environment may result in a decrease in hiring activity of our customers, which would adversely impact our revenue. We are taking appropriate measures to preserve our cash position and to consider our capital allocation and budget appropriately during this period of uncertainty, while remaining committed to continue investing in the development of our key businesses and services.

We provided detailed information on our risk exposure and possible adverse impacts on our businesses in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed on April 27, 2022, and updated in respect to the risk factor under the heading “Risk Factors - Risks Relating to the Russian Federation and Other Markets in Which We Operate” in our Form 6-K, which was filed on August 15, 2022.

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations or other subdivisions as presented in internal reporting to our chief operating decision-maker (“CODM”). Our operating segments include “Russia (hh.ru),” “Russia (Zarplata.ru),” “Belarus,” “Kazakhstan, “Skillaz,” and other segments. As each segment, other than “Russia (hh.ru)” individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than “Russia (hh.ru)” into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website. We define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and, prior to COVID-19 and current geopolitical events, our revenue remained relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters (which was not the case in 2022 due to rapid change in revenue dynamics throughout the year as a result of geopolitical events and uncertainties).

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses, in total, accounted for 81.8% and 79.2% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2022 and December 31, 2021, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year. However, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

As an example, the fourth quarter segment external expenses in our “Russia (hh.ru)” segment in 2022 and 2021 were 27.5% and 32.2%, respectively, of total “Russia (hh.ru)” segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. Our profitability is also affected by our decisions on timing of expenses, as described above.

Contract liabilities

Our contract liabilities are mostly affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter but prepay us in the fourth quarter of the previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes a consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2022 were ₽5,187 million, ₽4,614 million, ₽4,466 million, and ₽5,638 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations in business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating costs and expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net Working Capital

Our Net Working Capital is primarily affected by changes in our contract liabilities. As our contract liabilities have usually been highest in the fourth quarter, our Net Working Capital has usually been the lowest in the fourth quarter. For example, our Net Working Capital as of March 31, June 30, September 30, and December 31, 2022 was ₽(6,630) million, ₽(5,913) million, ₽(6,040) million, and ₽(7,415) million, respectively.

Fourth Quarter 2022 Results

Our revenue was ₽4,938 million for the three months ended December 31, 2022, compared to ₽4,525 million for the three months ended December 31, 2021. The 9.1% increase was primarily due to the increase in ARPC across all segments due to pricing initiatives and partially offset by a decrease in the number of paying customers in our Small and Medium Accounts segment.

The following table breaks down revenue by product for the periods indicate:

	For the three months ended December 31,
(in thousands of RUB)	2022	2021	Change
Bundled Subscriptions	1,342,745	1,178,478	13.9%
CV Database Access	838,108	885,237	(5.3)%
Job Postings	2,189,481	1,974,922	10.9%
Other value-added services	567,896	486,694	16.7%
Total revenue	4,938,230	4,525,331	9.1%

	For the year ended December 31,
(in thousands of RUB)	2022	2021	Change
Bundled Subscriptions	5,069,316	4,130,071	22.7%
CV Database Access	3,288,452	3,260,514	0.9%
Job Postings	7,858,633	6,963,354	12.9%
Other value-added services	1,868,763	1,614,094	15.8%
Total revenue	18,085,164	15,968,033	13.3%

The following tables set forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the periods indicated:

	For the three months ended December 31,
	2022	2021	Change
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	1,395,518	1,213,280	15.0%
Other regions of Russia	513,295	433,658	18.4%
Sub-total	1,908,813	1,646,938	15.9%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	1,338,722	1,348,111	(0.7)%
Other regions of Russia	1,146,712	1,045,304	9.7%
Sub-total	2,485,434	2,393,415	3.8%
Foreign customers of Russia segment	16,066	24,116	(33.4)%
Other customers in Russia	168,963	158,123	6.9%
Total for “Russia” operating segments	4,579,276	4,222,592	8.4%
Other segments	358,954	302,739	18.6%
Total revenue	4,938,230	4,525,331	9.1%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	5,296	5,358	(1.2)%
Other regions of Russia	6,439	6,232	3.3%
Key Accounts, total	11,735	11,590	1.3%
Small and Medium Accounts
Moscow and St. Petersburg	76,663	84,244	(9.0)%
Other regions of Russia	127,211	139,382	(8.7)%
Small and Medium Accounts, total	203,874	223,626	(8.8)%
Foreign customers of Russia segments	821	1,132	(27.5)%
Total for “Russia” operating segments	216,430	236,348	(8.4)%
Other segments, total	17,539	15,849	10.7%
Total number of paying customers	233,969	252,197	(7.2)%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	263,504	226,443	16.4%
Other regions of Russia	79,717	69,586	14.6%
Key Accounts, total	162,660	142,100	14.5%
Small and Medium Accounts
Moscow and St. Petersburg	17,462	16,002	9.1%
Other regions of Russia	9,014	7,500	20.2%
Small and Medium Accounts, total	12,191	10,703	13.9%
Other segments, total	20,466	19,101	7.1%

In the fourth quarter of 2022, compared to the fourth quarter of 2021:

●	In our Key Accounts customer segment, revenue increased by 15.9%, explained by our pricing initiatives, while the number of paying customers and average consumption remained relatively flat.

o	ARPC in our Key Accounts customer segment increased by 14.5%, mostly due to pricing initiatives effective January 2022, as well as slight increase in average consumption of services. This was a noticeable improvement compared to the second and third quarters of 2022, when a decrease in average consumption in Key Accounts segment was the major negative revenue change factor.

o	The number of paying customers in our Key Accounts customer segment increased by 1.3%, as the increase in regional Key Accounts by 3.3% was partially offset by the decrease in Moscow and St. Petersburg by 1.2%, consistent with dynamics in the second and third quarters of 2022.

●	In our Small and Medium Accounts customer segment, revenue increased by 3.8%, driven primarily by the increase in ARPC in terms of both average consumption and unit price, which was partially offset by the decrease in the number of paying customers.

o	ARPC in our Small and Medium Accounts customer segment increased by 13.9% primarily due to the annual price increase, as well as the increase in the average consumption by Small and Medium Accounts in other regions of Russia as a result of introduction of regional differentiation in vacancy postings.

o	The number of paying customers in our Small and Medium Accounts customer segment decreased by 8.8%, driven by continuing economic uncertainty.

In our Other segments, revenue increased by 18.6%, primarily in our “Skillaz” operating segment, largely as a result of acquisition of new customers.

The following tables set forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the year ended December 31, 2022 and 2021. Our revenue growth for the full year 2022 was significantly affected by very strong revenue growth in the first quarter, which did not occur in the second, third and fourth quarters. The year-on-year dynamics in the number of paying customers and ARPC were less affected by this volatility.

	For the year ended December 31,
	2022	2021	Change
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	4,586,157	3,868,460	18.6%
Other regions of Russia	1,758,189	1,422,118	23.6%
Sub-total	6,344,346	5,290,578	19.9%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	5,238,903	4,881,678	7.3%
Other regions of Russia	4,465,133	4,035,679	10.6%
Sub-total	9,704,036	8,917,357	8.8%
Foreign customers of Russia segment	80,335	95,272	(15.7)%
Other customers in Russia	612,436	506,436	20.9%
Total for “Russia” operating segments	16,741,153	14,809,643	13.0%
Other segments	1,344,011	1,158,390	16.0%
Total revenue	18,085,164	15,968,033	13.3%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	6,315	6,206	1.8%
Other regions of Russia	7,768	7,434	4.5%
Key Accounts, total	14,083	13,640	3.2%
Small and Medium Accounts
Moscow and St. Petersburg	158,409	172,669	(8.3)%
Other regions of Russia	274,837	297,197	(7.5)%
Small and Medium Accounts, total	433,246	469,866	(7.8)%
Foreign customers of Russia segments	2,111	2,782	(24.1)%
Total for “Russia” operating segments	449,440	486,288	(7.6)%
Other segments, total	32,696	29,189	12.0%
Total number of paying customers	482,136	515,477	(6.5)%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	726,232	623,342	16.5%
Other regions of Russia	226,337	191,299	18.3%
Key Accounts, total	450,497	387,872	16.1%
Small and Medium Accounts
Moscow and St. Petersburg	33,072	28,272	17.0%
Other regions of Russia	16,246	13,579	19.6%
Small and Medium Accounts, total	22,398	18,979	18.0%
Other segments, total	41,106	39,686	3.6%

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) for the three months ended December 31, 2022 were relatively flat compared to the three months ended December 31, 2021, mainly due to timing of our marketing spend in 2022.

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) for the periods indicated:

	For the three months ended December 31,			For the year ended December 31,
(in thousands of RUB)	2022	2021	Change	2022	2021	Change
Personnel expenses	(1,435,431)	(1,235,953)	16.1%	(5,746,836)	(4,183,569)	37.4%
Marketing expenses	(584,306)	(749,282)	(22.0)%	(2,410,716)	(2,113,439)	14.1%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(158,875)	(149,400)	6.3%	(494,759)	(430,276)	15.0%
Office rent and maintenance	(100,415)	(92,987)	8.0%	(363,068)	(306,116)	18.6%
Professional services	(190,842)	(209,639)	(9.0)%	(537,520)	(470,918)	14.1%
Insurance expense	(28,721)	(40,280)	(28.7)%	(133,423)	(169,537)	(21.3)%
Hosting and other web-site maintenance	(30,196)	(22,595)	33.6%	(104,638)	(81,471)	28.4%
Other operating expenses	(30,982)	(37,774)	(18.0)%	(186,492)	(193,889)	(3.8)%
Operating costs and expenses (exclusive of depreciation and amortization)	(2,559,768)	(2,537,910)	0.9%	(9,977,452)	(7,949,215)	25.5%

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) as percentage of revenue for the periods indicated:

	For the three months ended December 31,				For the year ended December 31,
	2022	2021	Change		2022	2021	Change
Personnel expenses	29.1%	27.3%	1.8	ppts	31.8%	26.2%	5.6	ppts
Marketing expenses	11.8%	16.6%	(4.8	) ppts	13.3%	13.2%	0.1	ppts
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	3.2%	3.3%	(0.1	) ppts	2.7%	2.7%	–
Office rent and maintenance	2.0%	2.1%	(0.1	) ppts	2.0%	1.9%	0.1	ppts
Professional services	3.9%	4.6%	(0.7	) ppts	3.0%	2.9%	0.1	ppts
Insurance expense	0.6%	0.9%	(0.3	) ppts	0.7%	1.1%	(0.4	) ppts
Hosting and other web-site maintenance	0.6%	0.5%	0.1	ppts	0.6%	0.5%	0.1	ppts
Other operating expenses	0.6%	0.8%	(0.2	) ppts	1.0%	1.2%	(0.2	) ppts
Operating costs and expenses (exclusive of depreciation and amortization)	51.8%	56.1%	(4.3	) ppts	55.2%	49.8%	5.4	ppts

Personnel expenses

Personnel expenses for the three months ended December 31, 2022 increased by ₽199 million, or 16.1%, compared to the three months ended December 31, 2021, primarily due to indexation of wages, increase in headcount for our development and sales teams as well as additional bonuses for our development team due to the shifting of R&D equity-awards vesting on the back of continued trading halt. Our total headcount as of December 31, 2022 increased by 112 people to 1,473 people, compared to December 31, 2021.

Personnel expenses increased as a percentage of revenue from 27.3% in the fourth quarter of 2021 to 29.1% in the fourth quarter of 2022 on the back of our decision not to scale down significantly our new hires and salary increases.

Personnel expenses (excluding share-based compensations and other items) as a percentage of revenue increased from 22.2% in the fourth quarter of 2021 to 25.4% in the fourth quarter of 2022 mostly for the same reason. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of personnel expenses (excluding share-based compensations and other items) from the nearest IFRS measure.

Marketing expenses

Marketing expenses decreased by ₽165 million, or 22.0%, for the three months ended December 31, 2022, compared to the three months ended December 31, 2021, mainly due timing of our spend in 2022, when a significant share of our marketing expenses was allocated to the second quarter of the year, whilst in 2021 a significant share of our marketing expenses was allocated to the fourth quarter of the year.

Accordingly, marketing expenses as a percentage of revenue decreased from 16.6% in the fourth quarter of 2021 to 11.8% in the fourth quarter of 2022.

However, our total annual marketing expenses as a percentage of revenue were relatively flat for the year ended December 31, 2022 in comparison to the year ended December 31, 2021.

Other general and administrative expenses

Our other general and administrative expenses as a percentage of revenue were 10.9% in the fourth quarter of 2022, a decrease compared to 12.2% in the fourth quarter of 2021 mainly due to the decrease in professional services and D&O insurance costs.

Total other general and administrative expenses (excluding items unrelated to our core business activities) as a percentage of revenue were 9.9% in the fourth quarter of 2022, a decrease compared to 11.7% in the fourth quarter of 2021, mainly for the same reason.

Net foreign exchange income/(loss)

Net foreign exchange income was ₽472 million for the three months ended December 31, 2022, compared to a ₽3 million for the three months ended December 31, 2021. The net foreign exchange income for the fourth quarter of 2022 primarily reflects the foreign exchange gain on USD and CNY-denominated cash balances reflecting the depreciation of Russian ruble against (i) the US dollar from 57.4130 as of September 30, 2022, to 70.3375 as of December 31, 2022, and (ii) the Chinese Yuan from 7.98495 as of September 30, 2022, to 9.89492 as of December 31, 2022.

Depreciation and amortization

Depreciation and amortization were ~~P~~295 million for the three months ended December 31, 2022, which was relatively flat compared to ₽280 million for the three months ended December 31, 2021.

Finance income and costs

Finance income was ₽67 million for the three months ended December 31, 2022, compared to ₽74 million for the three months ended December 31, 2021.

Finance costs were ₽165 million for the three months ended December 31, 2022, compared to ₽179 million for the three months ended December 31, 2021. The decrease was primarily due to a decrease in the Key Rate of the Central Bank of Russia over the last 12 months from 8.5% as of December 31, 2021 to 7.5% as of December 31, 2022, that resulted in a decrease in the interest charge accrued on our bank loan.

Income tax expense

Income tax expense was ₽459 million for the three months ended December 31, 2022, compared to the ₽158 million income tax expense for the three months ended December 31, 2021.

The effective tax rate increased to 18.4% for the three months ended December 31, 2022, compared to 9.5% for the three months ended December 31, 2021, primarily due to decreased reversal of uncertain tax positions provision in the fourth quarter of 2022 by ₽110 million compared with the three months ended December 31, 2021. Our uncertain tax positions typically expire and reverse in the end of a year, resulting in our effective tax rate being significantly lower than the statutory tax rate 20% in a fourth quarter.

For the year ended December 31, 2022, the effective tax rate increased to 29.5% compared to 20.0% for the year ended December 31, 2021. The effective tax rate for the year ended December 31, 2021 equaled the statutory tax rate in the Russian Federation of 20% primarily due to the fact that the reversal of the provision for uncertain income tax positions was fully offset by a non-deductible interest expense on the bank loan and other non-deductible expenses, mostly related to provision on social taxes related to our long-term incentive plans (“LTIPs”). The effective tax rate for the year ended December 31, 2022 was mainly affected by non-deductible impairment losses not occurring in the year ended December 31, 2021 as well as increase in our other non-deductible expenses, mostly related to our LTIPs.

Net income, Adjusted EBITDA and Adjusted Net Income

In the three months ended December 31, 2022, compared to the three months ended December 31, 2021, our net income increased by 34.5% to ₽2,039 million, our Adjusted EBITDA increased by 17.2% to ₽2,594 million and our Adjusted Net Income increased by 10.3% to ₽1,835 million, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

	For the year ended December 31,
(in thousands of RUB)	2022	2021	Change
Net cash generated from operating activities	7,668,611	8,659,380	(990,769)
Net cash used in investing activities	(251,897)	(1,575,289)	1,323,392
Net cash used in financing activities	(4,393,708)	(3,959,093)	(434,615)
Net increase in cash and cash equivalents	3,023,006	3,124,998	(101,992)
Cash and cash equivalents, beginning of period	6,523,228	3,367,610	3,155,618
Effect of exchange rate changes on cash	(197,543)	30,620	(228,163)
Cash and cash equivalents, end of period	9,348,691	6,523,228	2,825,463

Net cash generated from operating activities

Cash provided by operating activities has historically been affected by the amount of net income adjusted for non-cash expense items, such as depreciation and amortization, impairment losses, equity-settled awards and others, as well as the timing of prepayments from our clients, tax payments and changes in other working capital accounts.

For the year ended December 31, 2022, net cash generated from operating activities was ₽7,669 million, compared to ₽8,659 million generated for the year ended December 31, 2021. The net decrease was primarily attributable to a decrease in customer prepayments and increase of value-added tax payments year-over-year.

Net cash used in investing activities

For the year ended December 31, 2022, net cash used in investing activities was ₽252 million compared to ₽1,575 million for the year ended December 31, 2021. The change between the periods of ₽1,323 million was primarily due to (i) a decrease in our investing cash flow related to M&A by ₽738 million mostly due to a decrease in acquisition of strategic investments, (ii) ₽300 million net proceeds during the year ended December 31, 2022 from investments in short-term deposits compared to ₽300 million net outflow from placements of short-term deposits during the year ended December 31, 2021, (iii) an increase of capital expenditures of ₽184 million and (iv) a decrease in the deferred consideration paid for acquisition of Zarplata.ru in the year ended December 31, 2022 by ₽166 million in line with the agreed payment schedule.

Net cash used in financing activities

For the year ended December 31, 2022, net cash used in financing activities was ₽4,394 million, compared to ₽3,959 million net cash used in financing activities in the year ended December 31, 2021. The increase in cash used in the financing activities for the year ended December 31, 2022 of ₽435 million was primarily due to (i) an increase in the amount of dividends paid to shareholders of ₽1,140 million and (ii) a decrease in payment for the acquisition of treasury shares of ₽767 million as a result of termination of our share buyback program in March 2022.

Capital Expenditures

Our additions to property and equipment and intangible assets for the three months ended December 31, 2022 were ₽220 million, compared to ₽76 million for the three months ended December 31, 2021, primarily due to an increase in servers and office equipment acquisition.

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we present the following non-IFRS1 financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin, Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization), Net Working Capital, Net (Cash)/Debt and Net (Cash)/Debt to Adjusted EBITDA Ratio. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

•	“Adjusted EBITDA” as net income/(loss) plus: (1) income tax expense; (2) net interest costs; (3) depreciation and amortization; (4) expenses related to equity-settled awards, including related social taxes; (5) SPO-related costs; (6) income from the depositary; (7) net foreign exchange (gain)/loss; (8) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (9) (gain)/loss on financial assets measured at fair value through profit and loss; (10) share of (profit)/loss of equity-accounted investees; (11) other financing and transactional costs; (12) transaction costs related to business combinations; (13) goodwill impairment; (14) impairment of equity-accounted investees; (15) integration costs; and (16) Movement in tax provisions and related indemnities recognized upon business combination.

•	“Adjusted Net Income” as net income/(loss) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) SPO-related costs; (3) income from the depositary; (4) net foreign exchange (gain)/loss; (5) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (6) (gain)/loss on financial assets measured at fair value through profit and loss; (7) share of (profit)/loss of equity-accounted investees; (8) other financing and transactional costs; (9) transaction costs related to business combinations; (10) goodwill impairment; (11) impairment of equity accounted investees; (12) integration costs; (13) amortization of intangible assets recognized upon the acquisition of our predecessor; (14) Movement in tax provisions and related indemnities recognized upon business combination; and (15) tax effect on adjustments.

•	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

•	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

•	“Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)” as operating costs and expenses (exclusive of depreciation and amortization) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) other financing and transactional costs; (3) integration costs; (4) transaction costs related to business combinations; and (5) SPO-related costs.

•	“Net Working Capital” as a sum of: (1) Trade and other receivables and (2) Prepaid expenses and other current assets; less a sum of: (1) Contract liabilities (current); (2) Trade and other payables (current) and (3) Other current liabilities.

•	“Net (Cash)/Debt” as a sum of current and non-current part of Loans and borrowings minus Cash and cash equivalents and Short-term investments.

•	“Net (Cash)/Debt to Adjusted EBITDA Ratio” by dividing Net (Cash)/Debt by Adjusted EBITDA.

1 Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

•	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

•	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and

•	the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a financial measure not defined under IFRS. We believe that Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a useful metric to assess our operating activities. We excluded expenses incurred in connection with potential financing and strategic transactions, including IPO- and SPO- related expenses that are not indicative of our ongoing expenses. We also excluded equity-settled awards as these are non-cash expenses and highly dependent on our share price at the time of equity award grants. We also excluded other financing and transactional costs as not indicative of our ongoing expenses. Therefore, we believe that it is useful for investors and analysts to see operating costs and expenses financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating activity. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization).

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net (Cash)/Debt and Net (Cash)/Debt to Adjusted EBITDA Ratio

Net (Cash)/Debt and Net (Cash)/ Debt to Adjusted EBITDA Ratio are financial measures not defined under IFRS. We believe that Net (Cash)/Debt and Net (Cash)/Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net (Cash)/Debt and discussion of Net (Cash)/Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the sufficiency of our resources, our ability to finance our operations for the foreseeable future, the potential impact of geopolitical developments and the macro environment on our business and the trading status of our ADSs on Nasdaq and MOEX, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The important risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, as well as sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, a delisting of our ordinary shares from Nasdaq could have materially adverse effects on our business, financial condition and results of operations, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 and “Supplemental Risk Factor Disclosure” in our Report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on August 15, 2022, as such factors may be updated from time to time in our other filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 to be filed with the SEC, each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Statement of Income and Comprehensive Income

	For the three months ended December 31,			For the year ended December 31,
	2022	2021	2022	2022	2021	2022
(in thousands of RUB and USD, except per share amounts)	RUB	RUB	USD	RUB	RUB	USD
Revenue	4,938,230	4,525,331	70,208	18,085,164	15,968,033	257,120
Operating costs and expenses (exclusive of depreciation and amortization)	(2,559,768)	(2,537,910)	(36,393)	(9,977,452)	(7,949,215)	(141,851)
Depreciation and amortization	(294,633)	(280,047)	(4,189)	(1,185,745)	(1,066,284)	(16,858)
Operating income	2,083,829	1,707,374	29,626	6,921,967	6,952,534	98,411
Finance income	66,669	73,909	948	215,963	243,108	3,070
Finance costs	(165,157)	(179,032)	(2,348)	(795,361)	(659,579)	(11,308)
Changes in put liability to non-controlling participants in subsidiary	(22,671)	(32,467)	(322)	(97,668)	(32,467)	(1,389)
Other income	160,193	110,348	2,277	224,677	157,202	3,194
Net foreign exchange (loss)/gain	472,268	2,857	6,714	(302,862)	1,424	(4,306)
Goodwill impairment	–	–	–	(657,032)	–	(9,341)
Impairment of equity-accounted investees	(85,768)	–	(1,219)	(218,126)	–	(3,101)
Share of loss of equity-accounted investees (net of income tax)	(11,985)	(9,572)	(170)	(55,563)	(17,925)	(790)
Gain on remeasurement of previously held interest in equity-accounted investees	–	–	–	–	223,308	–
Profit before income tax	2,497,378	1,673,417	35,506	5,235,995	6,867,605	74,441
Income tax expense	(458,733)	(158,225)	(6,522)	(1,544,501)	(1,374,834)	(21,958)
Net income for the period	2,038,645	1,515,192	28,984	3,691,494	5,492,771	52,483
Attributable to:
Owners of the Company	2,027,464	1,519,863	28,825	3,651,810	5,390,677	51,918
Non-controlling interest	11,181	(4,671)	159	39,684	102,094	564
Comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	103,189	(2,706)	1,467	(3,101)	(1,822)	(44)
Total comprehensive income, net of tax	2,141,834	1,512,486	30,451	3,688,393	5,490,949	52,439
Attributable to:
Owners of the Company	2,113,420	1,517,592	30,047	3,638,892	5,388,139	51,735
Non-controlling interest	28,414	(5,106)	404	49,501	102,810	704
Earnings per share
Basic (in RUB per share)	40.34	30.06	0.57	72.65	106.75	1.03
Diluted (in RUB per share)	39.46	29.33	0.56	70.86	103.96	1.01

Unaudited Condensed Consolidated Statement of Financial Position

As at

	December 31, 2022	December 31, 2021	December 31, 2022
(in thousands of RUB and USD)	RUB	RUB	USD
Non-current assets
Goodwill	9,935,360	10,630,361	141,253
Intangible assets	2,573,414	3,325,135	36,587
Property and equipment	537,587	423,986	7,643
Equity-accounted investees	272,724	414,621	3,877
Right-of-use assets	148,841	179,000	2,116
Deferred tax assets	624,486	451,890	8,878
Other financial assets	113,209	–	1,610
Other non-current assets	3,013	27,091	43
Total non-current assets	14,208,634	15,452,084	202,007
Current assets
Trade and other receivables	134,470	154,602	1,912
Indemnification asset	47,884	117,844	681
Prepaid expenses and other current assets	161,201	234,514	2,292
Short-term investments	–	300,000	–
Cash and cash equivalents	9,348,691	6,523,228	132,912
Total current assets	9,692,246	7,330,188	137,796
Total assets	23,900,880	22,782,272	339,803
Equity
Share capital	8,655	8,655	123
Share premium	1,568,626	1,568,626	22,301
Share-based payments reserve	1,475,850	694,096	20,982
Treasury shares	(1,425,999)	(1,096,357)	(20,274)
Foreign currency translation reserve	(107,596)	(94,678)	(1,530)
Retained earnings	5,258,367	4,756,114	74,759
Total equity attributable to owners of the Company	6,777,903	5,836,456	96,363
Non-controlling interest	85,782	126,888	1,220
Total equity	6,863,685	5,963,344	97,582
Non-current liabilities
Loans and borrowings	3,010,642	7,338,876	42,803
Lease liabilities	45,262	96,181	643
Deferred tax liabilities	413,240	504,367	5,875
Contract liabilities	82,354	84,205	1,171
Trade and other payables	45,691	110,236	650
Provisions	25,988	117,345	369
Other non-current liabilities	70,243	135,741	999
Total non-current liabilities	3,693,420	8,386,951	52,510
Current liabilities
Contract liabilities	5,555,185	4,560,634	78,979
Trade and other payables	2,043,005	1,816,113	29,046
Loans and borrowings (current portion)	4,561,504	698,778	64,852
Lease liabilities (current portion)	115,883	100,864	1,648
Income tax payable	313,427	357,555	4,456
Provisions (current portion)	642,631	758,117	9,136
Other current liabilities	112,140	139,916	1,594
Total current liabilities	13,343,775	8,431,977	189,711
Total liabilities	17,037,195	16,818,928	242,221
Total equity and liabilities	23,900,880	22,782,272	339,803

Unaudited Condensed Consolidated Statement of Cash Flows

For the year ended

	December 31, 2022	December 31, 2021	December 31, 2022
(in thousands of RUB and USD)	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	3,691,494	5,492,771	52,483
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	1,185,745	1,066,284	16,858
Goodwill impairment	657,032	–	9,341
Impairment of equity-accounted investees	218,126	–	3,101
Net finance costs	579,398	416,471	8,237
Net foreign exchange (loss)/gain	302,862	(1,424)	4,306
Gain on remeasurement of previously held interest in equity- accounted investees	–	(223,308)	–
Write-off of expired other tax risks and related indemnity	(138,669)	(91,452)	(1,971)
Changes in put liability to non-controlling participants in subsidiary	97,668	–	1,389
Other non-cash items	(12,072)	4,808	(172)
Long-term incentive plans, including social taxes	915,879	516,241	13,021
Share grant to the Board of Directors	14,615	21,270	208
Share of loss of equity-accounted investees, net of income tax	55,563	17,925	790
Income tax expense	1,544,501	1,374,834	21,958
Change in trade receivables, prepaid expenses and other current and non-current assets	119,756	(138,147)	1,703
Change in contract liabilities	1,028,758	1,687,796	14,626
Change in trade and other payables	28,558	642,227	406
Change in provisions	65,626	140,351	933
Change in other liabilities	(65,430)	26,729	(930)
Income tax paid	(1,864,311)	(1,788,020)	(26,505)
Interest paid	(756,488)	(505,976)	(10,755)
Net cash generated from operating activities	7,668,611	8,659,380	109,026
INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	–	(556,208)	–
Payment of deferred consideration for the acquisition of subsidiary	(68,183)	(233,836)	(969)
Acquisition of equity-accounted investee	(132,474)	(426,998)	(1,883)
Payment for the acquisition of financial asset at fair value through profit and loss	(113,209)	–	(1,610)
Acquisition of intangible assets	(105,197)	(114,825)	(1,496)
Acquisition of property and equipment	(344,154)	(151,012)	(4,893)
Loans issued	–	(73,997)	–
Repayment of loans issued, including related interest	–	77,000	–
Investments in short-term deposits	–	(300,000)	–
Proceeds from short-term deposits	300,000	–	4,265
Interest received	211,320	204,587	3,004
Net cash used in investing activities	(251,897)	(1,575,289)	(3,581)
FINANCING ACTIVITIES:
Acquisition of treasury shares	(329,642)	(1,096,357)	(4,687)
Bank and other loans received	–	7,765	–
Bank loan and other borrowings origination fees paid	–	(43,615)	–
Bank and other loans repaid	(485,789)	(400,672)	(6,907)
Payment for lease liabilities	(114,365)	(90,166)	(1,626)
Dividends paid to shareholders	(3,213,927)	(2,073,893)	(45,693)
Dividends paid to non-controlling interest	(92,408)	(106,978)	(1,314)
Acquisition of non-controlling interests	–	(155,177)	–
Payments of put liability to non-controlling participants in subsidiary	(157,577)	–	(2,240)
Net cash used in financing activities	(4,393,708)	(3,959,093)	(62,466)
Net increase in cash and cash equivalents	3,023,006	3,124,998	42,979
Cash and cash equivalents, beginning of period	6,523,228	3,367,610	92,742
Effect of exchange rate changes on cash	(197,543)	30,620	(2,809)
Cash and cash equivalents, end of period	9,348,691	6,523,228	132,912

Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures

Reconciliation of EBITDA and Adjusted EBITDA from net income, the most directly comparable IFRS Financial measure:

	For the three months ended December 31,		For the year ended December 31,
(in thousands of RUB)	2022	2021	2022	2021
Net income	2,038,645	1,515,192	3,691,494	5,492,771
Add the effect of:
Income tax expense	458,733	158,225	1,544,501	1,374,834
Net interest costs	98,488	105,123	579,398	450,979
Depreciation and amortization	294,633	280,047	1,185,745	1,066,284
EBITDA	2,890,499	2,058,587	7,001,138	8,384,868
Add the effect of:
Equity-settled awards, including related social taxes(1)	184,079	195,092	932,975	486,601
SPO-related costs(2)	–	32,936	–	120,961
Income from depositary(3)	(17,659)	(16,270)	(67,970)	(58,226)
Net foreign exchange (gain)/loss (4)	(472,268)	(2,857)	302,862	(1,424)
Gain on remeasurement of previously held interests in equity-accounted investees(5)	–	–	–	(223,308)
Gain on financial asset measured at fair value through profit or loss (6)	–	–	–	(34,508)
Share of loss of equity-accounted investees(7)	11,985	9,572	55,563	17,925
Other financing and transactional costs(8)	51,293	28,044	96,785	28,044
Transaction costs related to business combinations(9)	–	470	–	23,083
Goodwill impairment(10)	–	–	657,032	–
Impairment of equity-accounted investees(11)	85,768	–	218,126	–
Integration costs(12)	(1,112)	–	104,584	–
Movement in tax provisions and related indemnities recognized upon business combination(13)	(138,669)	(91,452)	(138,669)	(91,452)
Adjusted EBITDA	2,593,916	2,214,122	9,162,426	8,652,564

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.
(2)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.
(3)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which are not indicative of our underlying business performance.
(4)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.
(5)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized a ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.
(6)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized a ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.
(7)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.
(8)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
(9)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance related mostly to acquisition of Skillaz.
(10)	Represents goodwill impairment charge recognized as a result of change in the market conditions, which was reflected in the discounted cash flow models.
(11)	Represents loss from impairment of equity-accounted investees as a result of change in the market conditions, which was reflected in the discounted cash flow models.
(12)	Represents personnel expenses incurred/(reversed) in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.
(13)	Represents gain or loss generated from movements in provisions for historical tax risks and related indemnities recognized upon business combinations, which are not indicative of our underlying business performance. Specifically, we have written-off ₽202 million of tax risks (other than income tax) due to their expiration and ₽64 million related indemnity recognized upon the acquisition of Zarplata.ru, resulting in net other income of ₽139 million in 2022.

Reconciliation of Adjusted Net Income from net income, the most directly comparable IFRS Financial measure:

	For the three months ended December 31,		For the year ended December 31,
(in thousands of RUB)	2022	2021	2022	2021
Net income	2,038,645	1,515,192	3,691,494	5,492,771
Add the effect of:
Equity-settled awards, including related social taxes(1)	184,079	195,092	932,975	486,601
SPO-related costs (2)	-	32,936	-	120,961
Income from depositary(3)	(17,659)	(16,270)	(67,970)	(58,226)
Net foreign exchange (gain)/loss (4)	(472,268)	(2,857)	302,862	(1,424)
Gain on remeasurement of previously held interests in equity-accounted investees(5)	–	–	–	(223,308)
Gain on financial asset measured at fair value through profit or loss(6)	–	–	–	(34,508)
Share of loss of equity-accounted investees(7)	11,985	9,572	55,563	17,925
Other financing and transactional costs(8)	51,293	28,044	96,785	28,044
Transaction costs related to business combinations(9)	–	470	–	23,083
Goodwill impairment(10)	–	–	657,032	–
Impairment of equity accounted investees(11)	85,768	–	218,126	–
Integration costs(12)	(1,112)	–	104,584	–
Amortization of intangible assets recognized upon the acquisition of our predecessor (13)	103,947	103,947	415,787	415,787
Movement in tax provisions and related indemnities recognized upon business combination(14)	(185,813)	(135,546)	(185,813)	(135,546)
Tax effect on adjustments(15)	35,805	(67,729)	(210,750)	(126,950)
Adjusted Net Income	1,834,670	1,662,851	6,010,675	6,005,210

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.
(2)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.
(3)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which is not indicative of our underlying business performance.
(4)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.
(5)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized a ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.
(6)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized a ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.
(7)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.
(8)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
(9)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance related mostly to acquisition of Skillaz.
(10)	Represents goodwill impairment charge recognized as a result of change in the market conditions, which was reflected in the discounted cash flow models.
(11)	Represents loss from impairment of equity-accounted investees as a result of change in the market conditions, which was reflected in the discounted cash flow models.
(12)	Represents personnel expenses incurred/(reversed) in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.
(13)	As a result of the acquisition of 100% ownership interest in HeadHunter FSU Limited, a predecessor entity of the Group, in 2016 we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₽2,064,035 thousand and (iii) CV database in the amount of ₽618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively. We believe that acquisition of our predecessor entity does not relate to operating activities of the Group as it relates to initial private equity investment in the Group prior to IPO.
(14)	Represents gain or loss generated from movements in provisions for historical tax risks and related indemnities recognized upon business combinations, which are not indicative of our underlying business performance. Specifically, we have written-off ₽202 million of tax risks (other than income tax) due to their expiration and ₽64 million related indemnity recognized upon the acquisition of Zarplata.ru, resulting in net other income of ₽139 million in 2022. In addition, we have written-off provision for uncertain income tax position recognized upon the acquisition of Zarplata.ru of ₽47 million in 2022.
(15)	Represents income tax on taxable or deductible adjustments presented above.

Reconciliation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) from operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure:

	For the three months ended December 31, 2022
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,435,431)	(584,306)	(540,031)	(2,559,768)
Add the effect of:
Equity-settled awards, including social tax(1)	184,079	–	–	184,079
Other financing and transactional costs(2)	–	–	51,293	51,293
Integration costs(3)	(1,112)	–	–	(1,112)
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(1,252,464)	(584,306)	(488,738)	(2,325,508)

	For the three months ended December 31, 2021
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,235,953)	(749,282)	(552,675)	(2,537,910)
Add the effect of:
Equity-settled awards, including social tax(1)	195,092	–	–	195,092
Transaction costs related to business combinations(4)	470	–	–	470
SPO-related costs(5)	7,897	–	25,039	32,936
Other financing and transactional costs(2)	28,044	–	–	28,044
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(1,004,450)	(749,282)	(527,636)	(2,281,368)

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.
(2)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
(3)	Represents personnel expenses incurred in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.
(4)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance related mostly to acquisition of Skillaz.
(5)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	As of December 31, 2022	As of December 31, 2021
Trade and other receivables	134,470	154,602
Prepaid expenses and other current assets	161,201	234,514
Contract liabilities	(5,555,185)	(4,560,634)
Trade and other payables	(2,043,005)	(1,816,113)
Other current liabilities	(112,140)	(139,916)
Net Working Capital	(7,414,659)	(6,127,547)

We believe that Net (Cash)/Debt and Net (Cash)/Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. Calculation of our Net (Cash)/Debt is presented in the table below:

(in thousands of RUB)	As of December 31, 2022	As of December 31, 2021
Loans and borrowings	3,010,642	7,338,876
Loans and borrowings (current portion)	4,561,504	698,778
Cash and cash equivalents	(9,348,691)	(6,523,228)
Short-term investments	–	(300,000)
Net (Cash)/Debt	(1,776,545)	1,214,426

We calculate our Net (Cash)/Debt to Adjusted EBITDA Ratio by dividing Net (Cash)/Debt by Adjusted EBITDA:

(in thousands of RUB)	As of December 31, 2022		As of December 31, 2021
Net (Cash)/ Debt	(1,776,545)		1,214,426
Adjusted EBITDA	9,162,426		8,652,564
Net (Cash)/Debt to Adjusted EBITDA Ratio	(0.2	)x	0.1	x